

VIA FACSIMILE AND U.S. MAIL

March 26, 2008

J. Marvin Quin
Chief Financial Officer
Ashland, Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE:** **Ashland, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2007**
> **File No. 1-32532**

Dear Mr. Quin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief